P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-2689
nathan_m_will @vanguard.com

February 6, 2012

Brion Thompson, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F. Street, N.E.
Washington, DC 20549

RE: Vanguard Explorer Fund (the Trust)
File No. 2-27203

Dear Mr. Thompson,

This letter responds to your comments of February 1, 2012, on the post-effective amendment of the registration statement of the above-referenced Trust. You commented on Post-Effective Amendment No. 93, which was filed on December 16, 2011, pursuant to Rule 485(a) in order to (1) change the compensation benchmark for Chartwell Investment Partners, L.P., one of the investment advisors to the Vanguard Explorer Fund (the “Fund”) and (2) effect a number of non-material editorial changes.

Comment 1:	Benchmark Change - Shareholder Vote
Comment:	Please confirm that no shareholder vote is required to change the compensation benchmark for an investment advisor to the Fund.

Response:	Under the terms of Vanguard’s “Multi-Manager” Exemptive Order, the Fund’s
board of trustees may, without prior approval from shareholders, change the terms of an advisory agreement, including a compensation benchmark. See Vanguard
Convertible Securities Fund, et al., Investment Company Act Rel. Nos. 26062
(May 29, 2003) (Notice) and 26089 (June 25, 2003) (Order).

Brion Thompson Esq.
February 6, 2012

Comment 2:	Benchmark Change - Shareholder Vote
Comment:	Please confirm in the Prospectus and Statement of Additional Information (SAI)
where the language regarding the change to Chartwell’s compensation benchmark can be found.

Response:	This change is noted on page 18 under the “Investment Advisors” section of the prospectus and page B-32 under the “Investment Advisory Services” section of the SAI.

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Nathan M. Will
Associate Counsel
The Vanguard Group, Inc.